SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	0-9358
CUSIP NUMBER

|  |   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |X|   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR

For the period ended: March 31, 2006

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Impart Media Group, Inc. 1300 North Northlake Way Seattle, Washington 98103

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     We are unable to file our Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2006 within the prescribed time period without unreasonable effort or expense because following the end of such quarter, substantially all of our finance and accounting personnel were being devoted to the preparation of our financial statements included in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, which report was filed within the extension period provided under Rule 12b-25. As a result, we were delayed in preparing our financial statements for the fiscal quarter ended March 31, 2006. Furthermore, as of the date hereof, we are still reviewing the accounting treatment of certain transactions involving the issuance of our securities that were consummated during the quarter ended March 31, 2006.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Eric M. Hellige	212	421-4100

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     We anticipate a significant change in our results of operations for the fiscal quarter ended March 31, 2006 as compared to the quarter ended March 31, 2005 for the reasons described below.

       During the quarter ended March 31, 2006, we acquired substantially all of the assets and operating business of E&M Advertising, Inc., a New York corporation, and its affiliates, E&M West/Camelot Media, Inc. and NextReflex, Inc. Thus, our results for the quarter ended March 31, 2006 will include revenues derived from the acquired businesses, which were not included in our results for the quarter ended March 31, 2005.

       Secondly, during the quarter ended March 31, 2006, we incurred expenses in connection with being a publicly held company which we did not incur in the quarter ended March 31, 2005. As previously reported, the company we acquired on June 30, 2005, Impart, Inc. was the "acquirer" for accounting purposes. As a result, we will likely incur increased professional expenses during the quarter ended March 31, 2006 as compared with the quarter ended March 31, 2005, in connection with our reporting obligations under the Securities Exchange Act of 1934, as amended.

       Finally, we will likely incur increased expenses during the quarter ended March 31, 2006 as compared with the quarter ended March 31, 2005 due to the substantial number of transactions involving the issuance of our securities that we consummated in the quarter ended March 31, 2006, including several financing transactions, two asset acquisitions and several issuances of our securities in exchange for services rendered or upon conversion of indebtedness. As a result of these transactions, we expect to record significantly higher stock-based compensation expense and general and administrative expense for the quarter ended March 31, 2006 as compared to the quarter ended March 31, 2005.

       As of the date hereof, we have not yet completed the accounting associated with the transactions set forth above. As a result, we are unable to provide a quantitative explanation of the anticipated change in our results of operations for the quarter ended March 31, 2006 as compared to the quarter ended March 31, 2005, nor are we able to make a reasonable estimate of such results for the quarter ended March 31, 2006.

Impart Media Group, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2006	By:	/s/ Joseph F. Martinez Joseph F. Martinez Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).